March
8, 1996



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sir or Madam:

     Pursuant to Rule 13d-1(b) (1) of the Securities Exchange
Act of 1934, enclosed for filing is an amendment to Schedule 13G, reflecting beneficial ownership as of February 29, 1996 of Landry's Seafood Restaurants, Inc.

     This Schedule represents all shares held by Fred Alger
Management, Inc., its affiliates or its pension and profit sharing plans as well as shares held by Fred M. Alger III, Chairman of Fred Alger Management, Inc.

                                        Very
truly yours,



                                        Mary
Marsden-Cochran
                                        Secretary

MMC:dmd
Enclosures



    SECURITIES AND EXCHANGE COMMISSION
          Washington, DC  20549


              SCHEDULE  13G


Under the Securities Exchange Act of 1934
          (Amendment No. 6   )*


           Landry's Seafood Restaurants Inc.
--------------------------------------------------(Name of Issuer)


               Common Stock
------------------------------------------------------------------------------
      (Title of Class of Securities)


                51508L103
----------------------------------------------------------(CUSIP Number)


Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (Continued on following page(s))

            Page 1 of  5 Pages


                Schedule 13GCUSIP No.    51508L103
                         Page 2 of  5 Pages
---------------------------1.  Name of Reporting Person and SS or IRS
                                                       Identification
No. of Person

          Fred Alger Management, Inc.   13-2510833
          Fred M. Alger III             ###-##-####
----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
             (a)   [ x ]                                  (b)   [   ]
---------------------------------------------------3.  SEC USE ONLY

--------------------------------------------------------------------------
4.   Citzenship or Place of Organization

                    New York, New York
---------------------------------------------------------------------------
       5.   Sole Voting Power

                    -0-
-----------------------------------Shares        6.   Shared Voting Power
Beneficially
Owned by                   200,000
Each      ---------------------------------------------------------------
Reporting 7.   Sole Dispositive Power
Person
With                      200,000
----------------------------------------------------------------------------
          8.   Shared Dispositive Power

                    -0-
----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person

                          204,000
----------------------10.     Check Box if the Aggregate Amount in Row (9)
                                             Excludes
Certain Shares*

-----------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT! Schedule 13G        Page 3 of 5 Pages

11.  Percent of Class Represented by Amount in Row 9

                    1.13
----------------------------------------------------------------------------
12.  Type of Reporting Person*

          Fred Alger Management, Inc.        IA
          Fred M. Alger III                  IN
-----------------------------------------------------------------------------
Item 1(a).     Name of Issuer:

          Landry's Seafood Restaurants Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          1400 Post Oak Blvd.
          Houston, TX 77056

Item 2(a).     Name of Person Filing:

          1.   Fred Alger Management, Inc.
          2.   Fred M. Alger III

Item 2(b).     Address of Principal Business Office, or if none,
Residence:

          1.   75 Maiden Lane, New York, NY  10038
          2.   75 Maiden Lane, New York, NY  10038


Item 2(c).     Citizenship:

          1.   New York
          2.   New York

Item 2(d).     Title of Class of Securities:

          Common Stock

Item 2(e).     CUSIP Number:

          51508L103

Item 3.   The person filing is a:

          Group, in accordance with Rule 240.13d-1(b)(1)(ii)(H)

     *SEE INSTRUCTION BEFORE FILLING OUT!

               Schedule 13G
                              Page 4 of  5  Pages
--------------------------------Item 4(a).    Amount Beneficially Owned:

                204,000

Item 4(b).     Percent of Class:

                     1.13


Item 4(c).     Number of Shares as to Which Such Person has:

          (i)  sole power to vote or to direct the vote

                     -0-

          (ii) shared power to vote or to direct the vote

                   200,000

          (iii)     sole power to dispose or to direct the
                    disposition of

                  200,000

          (iv) shared power to dispose or to direct the disposition of

                       -0-


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X ].

Item 6.   Ownership of More Than Five Percent on
          Behalf of Another Person.

                         n/a

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Securities
          Being Reported on by the Parent Holding
          Company.

                         n/a


               Schedule 13G

                         Page 5 of  5  Pages
----------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group:

          Fred Alger Management, Inc.        IA
          Fred M. Alger III                  IN



Item 9.   Notice of Dissolution of Group.
           N/A





Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  ___Gregory S. Duch_________________________
          Signature

          Gregory S. Duch
          Executive Vice President
          _____________________________________
          Name and Title

   March 8, 1996
   _____________________________________
          Date